UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Jiayuan.com International Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

477374 102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 477374 102

1.	Names of Reporting Persons Aprilsky Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,515,198 ordinary shares

	6.	Shared Voting Power

	7.	Sole Dispositive Power 9,515,198 ordinary shares

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,515,198 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.04%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons Haiyan Gong

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,515,198 ordinary shares

	6.	Shared Voting Power

	7.	Sole Dispositive Power 9,515,198 ordinary shares

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,515,198 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.04%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Jiayuan.com International Ltd.
	(b)	Address of Issuer’s Principal Executive Offices Room 1005, Changxin Building No. 39 Anding Road Chaoyang District, Beijing, People’s Republic of China

Item 2.
	(a)	Name of Person Filing Aprilsky Ltd. Haiyan Gong
(b)

Address of Principal Business Office or, if none, Residence
Aprilsky Ltd.:

Kingston Chambers

P.O. Box 173

Road Town, Tortola

British Virgin Islands

Haiyan Gong:

Room 1005, Changxin Building

No. 39 Anding Road

Chaoyang District, Beijing,

People’s Republic of China

	(c)	Citizenship Aprilsky Ltd. — British Virgin Islands Haiyan Gong — People’s Republic of China
	(d)	Title of Class of Securities Ordinary shares
	(e)	CUSIP Number 477374 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
Not applicable.

Item 4.	Ownership
The following information with respect to the ownership of the ordinary shares of Jiayuan.com International Ltd. (the “Issuer”) by each of the reporting persons is provided as of December 31, 2011:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Aprilsky Ltd.	9,515,198	20.04%	9,515,198	0	9,515,198	0

Haiyan Gong	9,515,198	20.04%	9,515,198	0	9,515,198	0

The 9,515,198 ordinary shares beneficially owned by Aprilsky Ltd. include: (i) 9,465,198 ordinary shares of the Issuer held by Aprilsky Ltd. and (ii) 50,000 ordinary shares of the Issuer underlying share options which are exercisable by Aprilsky Ltd. within 60 days after December 31, 2011.  Aprilsky Ltd. is 100% owned by Ms. Haiyan Gong.  The 9,515,198 ordinary shares include 398,000 ordinary shares of the Issuer underlying options granted to Mr. Qingyuan Fang pursuant to an option agreement entered into between Aprilsky Ltd., Ms. Haiyan Gong and Mr. Qingyuan Fang in December 2009 and amended in January 2011.  Mr. Qingyuan Fang is entitled to acquire 199,000 ordinary shares and 199,000 ordinary shares from Aprilsky Ltd. beginning on December 16, 2011 and December 16, 2013, respectively.

Pursuant to Section 13(d) of the Securities and Exchange Act of 1934, as amended, Ms. Haiyan Gong may be deemed to beneficially own 9,515,198 ordinary shares of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2012

Haiyan Gong

	By:	/s/ Haiyan Gong
	Name:	Haiyan Gong

Aprilsky Ltd.

/s/ Haiyan Gong
	Name:	Haiyan Gong
	Title:	Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement